Exhibit 99.1

WEST FRASER TIMBER CO. LTD.
ANNUAL INFORMATION FORM
DATED FEBRUARY 11, 2026

ITEM 1 - GENERAL INFORMATION
Basis of Presentation
This Annual Information Form (“AIF”) of West Fraser Timber Co. Ltd. (“West Fraser”, the “Company”, “we”, “us”, or “our”) is dated as of February 11, 2026. Except as otherwise indicated, the information contained in it is as of December 31, 2025.
For definitions of various abbreviations and technical terms used in this AIF, see Item 11, "Glossary" at the end of this AIF.
Where this AIF includes information from third parties, we believe that such information (including industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.
All financial information in this AIF is presented in United States (“U.S.”) dollars, unless otherwise indicated. Information referred to in this AIF as being available on our website at www.westfraser.com does not form a part of this AIF.
Forward-looking Statements
This AIF includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note entitled “Forward-looking Statements” under Item 10 – “Additional Information” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements. Additional risks impacting our business and these forward-looking statements are discussed under the heading “Risks and Uncertainties” in our Management Discussion and Analysis for the year ended December 31, 2025 (our “2025 MD&A”).

ITEM 2 - CORPORATE STRUCTURE
West Fraser is organized under the Business Corporations Act (British Columbia) and assumed its present form in 1966 by the amalgamation of a group of companies under the laws of B.C.
Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, B.C., Canada, V6C 3E8 and our registered office is located at 1055 West Georgia Street, Suite 1500, Vancouver, B.C., Canada, V6E 4N7.

The material subsidiaries of the Company are:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned (directly or indirectly)
Norbord Inc.	Canada	100%
West Fraser Alberta Wood Products Ltd.[1]	Alberta	100%
West Fraser, Inc.	Delaware	100%
West Fraser Mills Ltd.[2]	British Columbia	100%
West Fraser Sales Inc.[3]	Ontario	100%
West Fraser US EWP LLC	Delaware	100%
West Fraser Wood Products LLC[4]	Delaware	100%
1.Formed effective January 1, 2026 by amalgamation and holds the Alberta LVL and lumber mills other than the Hinton, Edson and High Prairie lumber mills.
2.On December 31, 2025 as part of an internal reorganization, the Canadian panels businesses (MDF and plywood) were transferred from West Fraser Mills Ltd. to West Fraser Panel Products Ltd.
3.Formerly, Norbord Sales Inc.
4.Converted to an LLC on February 28, 2025. Formerly West Fraser Wood Products Inc.

ITEM 3 - GENERAL DEVELOPMENT OF THE BUSINESS
3.1    General Development of the Business Over the Last Three Years
History and Development of Business
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, marketing, selling, and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), northern bleached softwood kraft pulp, paper, wood chips and other residuals. The business has expanded over time through the acquisition or development of lumber, OSB, panels and pulp & paper businesses and related timber harvesting rights. As at December 31, 2025, our business is comprised of 28 lumber mills, 15 OSB facilities, 3 plywood facilities, 3 MDF facilities, 1 particleboard facility, 1 LVL facility, 1 veneer facility, and 2 pulp and paper mills.
Major developments for West Fraser during the last three years include the following:
Senior Leadership Changes
Effective December 31, 2023, Ray Ferris retired as President and Chief Executive Officer. Sean McLaren, our former Chief Operating Officer, was appointed as our President and Chief Executive Officer effective January 1, 2024 following the retirement of Mr. Ferris. Mr. McLaren was appointed to our Board of Directors effective January 1, 2024, in place of Mr. Ferris.

Changes to Long-Term Debt and Operating Facilities
In May 2025, we amended and restated our syndicated Credit Agreement providing for the renewal of our $1 billion Revolver Facility and extension of the facility's maturity from July 2028 to May 2030. The renewed credit facility was made available on substantially the same terms and conditions as our existing credit facility. The Credit Agreement was originally entered into in 2021 and was first amended and restated in 2023.

We also increased and extended our existing $200 million Term Facility maturing July 2025. The modified Term Facility is for $300 million and matures May 2028. Interest on the Term Facility is payable at floating rates based on US Base Rate Advances or SOFR Advances at our option. This Term Facility is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.

We have interest rate swap contracts to pay fixed interest rates and receivable variable interest rates on $75 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on $75 million of the $300 million Term Facility, with the balance being subject to a floating rate. The weighted average fixed interest payable under these swap agreements is 3.27%.

Additional information regarding the Credit Agreement, Revolving Facility and Term Facility is provided in Item 9 - "Material Contracts" of this AIF.

On October 15, 2024, we repaid the principal and accrued interest on our $300 million senior notes on maturity with cash at hand.
Share Repurchases
Over the past three years, we have had in place several NCIBs, which have allowed us to repurchase our Common shares in accordance with the rules of the TSX in the following amounts:

•2023:    1,834,801 Common shares were purchased at a cost of $129 million.
•2024: 1,799,217 Common shares were purchased at a cost of $144 million.
•2025: 1,639,207 Common shares were purchased at a cost of $124 million.
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026. As of February 10, 2026, we have repurchased 1,286,185 Common shares under our 2025 NCIB program.
On February 27, 2024, we renewed our normal course issuer bid (“2024 NCIB”) allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025. Under this program, we repurchased 2,079,530 Common shares for cancellation.
On February 22, 2023, we renewed our normal course issuer bid ("2023 NCIB") allowing us to acquire up to 4,063,696 Common shares for cancellation from February 27, 2023 until the expiry of the bid on February 26, 2024. Under this program, we repurchased 1,907,510 Common shares for cancellation.
Commitment to GHG Emissions Reductions
In April 2023, the Science Based Targets Initiative ("SBTi") completed its validation of the science-based targets we set in the first quarter of 2022 to achieve near-term greenhouse gas (“GHG”) reductions across all our operations located in the United States, Canada, United Kingdom and Europe.
Mill Closures and Curtailments

Over the last three years, we have announced the permanent closure and indefinite curtailment of a number of mills within our lumber and OSB operations in North America. Within our lumber operations, these permanent closures reflect a reduction of approximately 950 million board feet in our lumber capacity. Within our OSB operations, the indefinite curtailments announced represent 1,300 million square feet (3/8 inch) of our OSB capacity.

These permanent closures and indefinite curtailments included the following in 2025:

•On November 6, 2025, we announced the permanent closure of our lumber mills in Augusta, Georgia (reducing our U.S. lumber capacity by approximately 140 million board feet) and 100 Mile House, B.C. (reducing our Canadian lumber capacity by approximately 160 million board feet). We also announced that the 2024 indefinite curtailments of our Huttig, Arkansas and Lake Butler, Florida lumber mills are now permanent; and

•On December 4, 2025 we announced the indefinite curtailment of our OSB mill in High Level, Alberta to take effect in the spring of 2026 following an orderly wind-down and consumption of the mill's existing log supply reducing our Canadian OSB capacity by 860 million square feet (3/8 inch). We also confirmed the idling of one of the production lines at our Cordele, Georgia OSB facility since 2023 will continue indefinitely, reducing our U.S. OSB capacity by 440 million square feet (3/8 inch).

Henderson, Texas Lumber Manufacturing Complex

Construction for the modernization of our Henderson, Texas lumber manufacturing facility is complete and the mill has begun its ramp-up. Capacity at the new mill is anticipated to be 275 MMfbm, an approximate doubling of the prior mill's annual capacity. Operations at the prior Henderson facility have been wound down and that mill has been decommissioned. We do not expect to realize meaningful incremental run-rate production from the new mill until late 2026.
Acquisition of Spray Lake Lumber
On September 6, 2023, we announced that we had entered into an agreement to acquire Spray Lake Sawmills (1980) Ltd., which produces treated wood products, dimensional lumber and a variety of innovative wood residuals and byproducts in Cochrane, Alberta, increasing our lumber capacity by approximately 155 million board feet. The transaction closed on November 17, 2023.
Pulp Divestitures
On July 10, 2023,    we announced an agreement to sell the Hinton pulp mill to Mondi. Under the terms of the agreement, Mondi agreed to purchase specified assets, including property, plant and equipment and working capital, and assumed certain liabilities related to the Hinton pulp mill in exchange for a base purchase price of $5 million prior to working capital and other adjustments specified in the asset purchase agreement. We agreed to continue to supply fibre to the Hinton pulp mill under a long-term contract, via residuals from our Alberta lumber mills.
The transaction closed on February 3, 2024 following the successful completion of customary regulatory reviews and closing conditions, eliminating our UKP capacity (approximately 250 thousand tonnes).
On September 22, 2023, we announced that we had entered into an agreement to sell our Quesnel River Pulp mill in Quesnel, British Columbia and our Slave Lake Pulp mill in Slave Lake, Alberta to an affiliate of Atlas Holdings. The agreement includes related woodlands operations and timber holdings in Alberta and a long-term fibre supply agreement for the Quesnel River Pulp facility. Combined total cash proceeds from the sale are US$120 million prior to working capital adjustments specified in the asset purchase agreement.

The transaction closed on April 22, 2024, following the successful completion of customary regulatory reviews and closing conditions, eliminating our BCTMP capacity (approximately 690 thousand tonnes).

Dissolution of CPL Joint Venture

On April 2, 2024, we announced an agreement to dissolve our 50/50 joint venture in CPL located in Quesnel, British Columbia with Mercer International Inc. and we became the sole owner and operator of CPL. CPL has the capacity to produce up to approximately 340,000 tonnes of NBSK annually.

Tariffs
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. The current round of countervailing and antidumping duties have been in place since April 2017.
On March 4, 2025, the U.S. administration, under the International Emergency Economic Powers Act (“IEEPA”), implemented an additive 25% tariff on all goods imported into the U.S. Our wood products were subject to the IEEPA tariffs for a two-day period from March 4, 2025 to March 6, 2025. The legality of the IEEPA tariffs is currently under review by the Supreme Court of the United States as of February 10, 2026.
On September 29, 2025, the U.S. administration issued a proclamation that imposed a tariff of 10% under Section 232 of the Trade Expansion Act of 1962 on imported softwood timber and lumber into the U.S., effective October 14, 2025. This tariff is in addition to the existing softwood lumber duties applied to U.S. imports of Canadian lumber. The tariffs implemented under Section 232 of the Trade Expansion Act of 1962 are still in effect as of February 10, 2026.
For additional information, refer to the discussion in our 2025 MD&A under “Risks and Uncertainties – Trade Restrictions” for a detailed discussion of the risks and uncertainties associated with the imposition of tariffs.
3.2    Corporate Strategy
Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar, British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade issuer rating, enables us to execute a balanced capital allocation strategy. Our goal is to optimize our portfolio of assets as well as reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.
Sales
($ millions - for the year ended December 31)

	2025	2024	2023
Lumber	2,523	2,550	2,722
NA EWP	2,131	2,794	2,602
Pulp & Paper	315	378	612
Europe EWP	493	453	517
Total Sales	5,462	6,175	6,454

The above amounts include sales of Spray Lake lumber since the acquisition date of November 17, 2023.

ITEM 4 - DESCRIPTION OF THE BUSINESS
4.1    Principal Products and Markets
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, marketing, selling, and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), northern bleached softwood kraft pulp, paper, wood chips and other residuals. We hold rights to timber resources that are sufficient to supply a significant amount of the fibre required by our Canadian operations and have long-term agreements for the supply of a portion of the fibre required by our U.S. lumber and U.K. OSB operations.
4.2    Markets
West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, and tissue. Our products are primarily sold to major retail chains, pro dealers, contractor supply yards and wholesalers, as well as industrial customers for further processing or as components for other products. Changes in new home construction activity levels in the U.S. are a significant driver of volatility in lumber and OSB demand. In general, the business is affected by the level of housing starts, the level of home repairs, the availability and cost of financing, changes in industry capacity, changes in raw material prices, changes in foreign exchange rates (primarily the Canadian dollar, Pound Sterling and Euro currencies) and other operating costs.
In Canada, our lumber operations are located in Western Canada and produce lumber made from spruce, pine, fir and other species, including Douglas fir and hemlock, as well as wood chips and other residuals. The vast majority of our Canadian lumber production is SPF lumber. In the U.S., our lumber mills are located in the southern U.S. and produce southern yellow pine ("SYP") lumber, wood chips and other residuals. OSB operations are located in Canada, the U.S., the U.K. and Belgium.
The markets for our products are highly competitive and product pricing can be volatile. Our products are sold in markets open to a number of companies with similar products and we compete with global producers. Our competitive position is affected by factors such as cost and availability of raw materials, energy, labour, the ability to maintain high operating rates and low per unit manufacturing costs, the quality of our final products and our ability to transport products to our customers. Some of our products may also compete with non-wood fibre-based alternatives or with alternative products in certain market segments. Purchasing decisions by customers are generally based on price, quality, service and availability of supply; however, because commodity products such as ours have few distinguishing properties from producer to producer, competition for these products is based primarily on price. Prices and sales volumes are influenced by general economic conditions, the balance of supply and demand for the product, and the availability of transportation.
4.3    Manufacturing Inputs
Fibre Supply
Our operations are dependent on the consistent supply of substantial quantities of wood fibre in various forms. The primary manufacturing facilities, which produce lumber, plywood, LVL and OSB, consume whole logs, while the pulp & paper, particleboard and MDF facilities mostly consume wood by-products in the form of wood chips (including from whole-log chipping operations), shavings and sawdust resulting from the production of lumber, plywood or LVL, as well as recycled materials. Many facilities also consume hog fuel and wood waste in energy systems.

West Fraser does not own timberlands, apart from a nominal amount of private land that is managed for timber production; wood fibre supply comes from several different sources. In Canada, we hold forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases, as discussed below under “Canadian Forest Tenures”. In the U.S., roundwood logs for both lumber and OSB are primarily sourced from private and industry-owned woodlands. In Europe, wood fibre is purchased from government and private landowners.
Canadian Forest Tenures
Our manufacturing operations located in Canada obtain fibre directly or indirectly from timberlands that are substantially all publicly owned. The right to harvest timber is acquired through provincially granted licences. Licences grant the holder the right to harvest up to a specified quantity of timber annually and either have a term of 10 to 25 years and are primarily replaceable, while some tenures are also non-replaceable with a fixed term. Government objectives in granting licences include responsible management of timber, soils, wildlife, water and fish resources and the preservation of biodiversity and the protection of cultural values. The objectives also include achieving the fullest possible economic utilization of the forest resources and employment in local communities.
Timber tenures across Canada require the payment of a fee, commonly known as stumpage, for timber harvested pursuant to its terms. Stumpage in Canada is primarily product/price specific and, in some provinces, varies on a lagged basis with the sales price of the product into which the logs will be converted. Stumpage in a number of provinces is also influenced by the results of certain publicly auctioned timber harvesting rights. Timber tenures in B.C. and Alberta also require the holder to carry out reforestation to ensure re-establishment of the forest after harvesting. Reforestation projects are planned and supervised by our woodlands staff and are subject to approval by relevant government authorities. Our timber harvesting and reforestation operations are carried out by independent contractors under the supervision of our woodlands staff.
While we have provincially granted timber tenures or licences granting the right to harvest timber up to a specified quantity of timber each year, our ability to access such timber or the availability of such timber can be affected by federal or provincial legislative changes, policies or other governmental actions and also by natural events such as forest insect infestations and wildfires. The Government of B.C. has recently adopted amendments to the Forest Act and the Forest and Range Practices Act (British Columbia) that may result in actions by the Government of B.C. that reallocate timber harvesting rights to Indigenous Nations and/or local communities or require the development of forest landscape plans by the Chief Forester of B.C. in consultation with affected Indigenous Nations. These actions could potentially impact both the area covered by our forest licences in B.C. and the amount of timber that we are able to harvest from these licences.

On February 21, 2020, the Governments of Canada and B.C. and the West Moberly and the Saulteau First Nations finalized two conservation agreements for the Southern Mountain Caribou, under Section 11 of the federal Species at Risk Act: the Section 11 conservation agreement between Canada and B.C. and the partnership agreement between West Moberly First Nations, Saulteau First Nations, Canada, and B.C. These agreements establish varying levels of protection and limits for forest management regimes in the South Peace area, which reduces our access to timber supply. The full timber supply impact of these agreements is not yet known, as there are aspects of the agreements that have not been implemented. The 2020 caribou-focused conservation agreement, consistent with Section 11 of the Species at Risk Act, between the Government of Alberta and the Government of Canada has expired. It is not clear at this time if the agreement will be renewed or replaced. We have been working with the Provinces of B.C. and Alberta to develop strategies that support caribou recovery while maintaining our access to the forest resource. The AAC impact from federal and provincial recovery plans will not become known until the final location of the conservation areas and the forest management regimes are identified and implemented.
The mountain pine beetle infestation has impacted the timber supply in B.C. and Alberta. In the B.C. interior the infestation reached a peak in 2005 and the non-recoverable timber losses to the mature pine forests within our operating areas are significant. The Province of B.C. previously increased the AAC on dead pine stands and limited the harvest of non-pine species until the salvage of dead pine stands came to a conclusion with the intent that the AAC will be reduced to reflect lower mature inventories as dead pine stands are harvested or when they are no longer economic to harvest. The Province has substantially reduced the AAC in B.C.’s central interior in the past five years and we expect this process to continue for up to another three years as the Province transitions AACs by incrementally reducing mountain pine beetle uplifts, re-apportioning volume to Indigenous Nations and deferring harvest in defined old growth areas.

Mountain pine beetle populations in Alberta are currently at endemic levels. The Government of Alberta is monitoring annually for increases in mountain pine beetle populations through aerial surveys. Over the next several years, we expect our accelerated AAC levels in Alberta to normalize post mountain pine beetle which could impact availability of logs for consumption in our Alberta mills.

Over the past five years, wildfires in B.C. burned approximately 5,812,098 ha, with an annual average of 1,162,420 ha burned. The B.C. area burned in 2025 was just below the five-year average at approximately 886,360 ha. West Fraser operating areas in B.C. were not significantly impacted in 2025, as the fires in 2025 were largely outside our operating areas. In 2025, wildfires in Alberta burned approximately 681,751 ha. West Fraser operating areas in Alberta were impacted in 2025 to a high degree, primarily in the Peace area north of Slave Lake. Salvage of fire damaged trees remains an ongoing priority to minimize non-recoverable timber losses in burned forests.
As the timing of future AAC reductions and the effect on our AACs will depend on a variety of factors, including the impact of wildfires, the amount of non-pine species available for harvest, and the removal of land from the timber harvesting land-base due to changing government policies, the full effect on our operations cannot reasonably be determined at this time.
Residual Fibre Supply
In Canada, a majority of our requirements for wood chips (residual and whole log), shavings, sawdust and hog fuel are supplied from our own operations, either directly or indirectly through trades. This reduces our exposure to risks associated with price fluctuations and supply shortages of these products and minimizes logistics costs.
Our B.C. lumber mills and plywood plants produce a substantial portion of the fibre requirements of our energy operations, CPL, and MDF plant. In B.C. we utilize pulp logs from our harvesting operations to produce whole log chips to supplement the supply of residual chips from our various lumber mills to support CPL. Changing government policies in B.C. are having an impact on the primary industry and the subsequent production of residual fibre for pulp and energy operations. Although still too early to estimate what the impacts on our operations will be, there is intense competition for residual fibre supply across the interior of B.C. and we may experience shortages.

The Alberta MDF plant obtains its fibre from the adjacent Blue Ridge lumber mill and other lumber mills in the area. We currently supply fibre to the Hinton pulp mill under a long-term agreement with Mondi, via residuals from our Alberta lumber mills and pulp logs from our Alberta harvesting. Additionally, we have a long-term agreement to supply fibre to the Quesnel River Pulp facility operated by Millar Western Forest Products. The fibre requirements of our 50%-owned paper operation are met through log for chip arrangements using logs harvested from the paper operation’s tenure and chips supply from our lumber mill in Blue Ridge, with incremental supply coming from our Slave Lake veneer and Sundre lumber operations, as well as from chip purchase agreements. We also supply wood chips and other residuals to third-party consumers, as necessary.
The majority of the wood chips produced by our U.S. lumber mill operations are sold to pulp mills at market prices pursuant to long-term contracts. Our European particleboard facilities source recycled fibre from third party suppliers and our European MDF facilities source wood chips from third party lumber mills in the U.K.
4.4    Fibre Consumption
Our Canadian lumber mills, plywood facilities and LVL plant, if operating at the capacities described herein, would consume approximately 10.6 million m3 of softwood logs (coniferous) per year. We access the majority of these requirements from quota-based tenures and the balance is typically acquired from third parties holding short or long-term timber harvesting rights, including independent logging contractors, Indigenous groups, communities and woodlot owners. We do not necessarily consume the maximum permitted volume of logs that may be harvested from our tenures annually but will adjust between tenure and purchase logs depending on circumstances including the availability of purchase logs and our ability to secure approvals to harvest in economically viable stands.
Our Canadian OSB operations, if operating at the capacities described herein, after giving effect to indefinite curtailments, would consume approximately 3.4 million m3 of hardwood logs (deciduous) per year. Our volume requirements are largely filled within our quota-based tenures, consumption rights or wood guarantees with the balance purchased on a competitive market-based system.

Our U.S. operations, which produce both SYP lumber and OSB, if operating at the capacities described herein, after giving effect to the indefinite idling of one of our production lines at our Cordele, Georgia OSB facility, would consume approximately 20.8 million tonnes of softwood logs per year. The majority of our volume requirements are purchased on the open market, with the balance under long-term supply contracts and/or timber deeds. Open market purchases come principally from timber real estate investment trusts, timberland investment management organizations, and private landowners.
Our U.K. and European operations, which produce OSB, particleboard and MDF, if operating at the capacities described herein, would consume approximately 2.6 million m3 of fibre per year, consisting of softwood and hardwood logs, residual chips and recycled fibre.
4.5    Forestry Certification
West Fraser holds third party verified sustainable forest management and fibre sourcing certification from the Sustainable Forestry Initiative (SFI®) program, and chain-of-custody certificates from SFI®, and the Programme for the Endorsement of Forest Certification (PEFC). In addition, West Fraser holds chain of custody and Controlled Wood certification from the Forest Stewardship Council.
4.6    Resin and Wax
The manufacturing inputs for OSB, plywood, MDF, LVL and particleboard include resin and/or wax which are sourced through outside suppliers with prices for the underlying feedstocks based on global indices. These feedstocks are widely-used industrial chemicals derived from oil and gas, such as benzene, phenol and methanol. Feedstock prices are influenced by global supply and demand conditions, and have exhibited significant volatility over time.
4.7    Seasonality and Cyclicality of Business

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.
Market demand varies seasonally, as home building activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.
4.8    Indigenous Relations
West Fraser engages with Indigenous Nations and communities to develop and strengthen meaningful relationships. We are committed to collaborative relationships that respect the unique culture and rights of Indigenous Peoples, incorporating Indigenous Peoples' perspective and knowledge into our work, increasing the participation of Indigenous Peoples in our business through direct employment, the procurement of services, and other forms of partnership. West Fraser has received third-party verification for Committed Phase 3 criteria through the Partnership Accreditation in Indigenous Relations (PAIR) by the Canadian Council for Indigenous Business (CCIB), to ensure we improve consistency in our approach to community relations, focused on mutual respect and understanding of each other's interests, values, and goals. Through support of a variety of programs, including sponsorship of youth employment programs and scholarships, growing internship opportunities and paths to meaningful employment, ensuring our teams receive cultural awareness training, and a commitment to expand procurement from Indigenous-led business, we are working to establish the foundation for positive Indigenous relations.
Our voluntary forest certification standards include respect for Indigenous Peoples’ rights and traditional knowledge. This is specifically addressed in the Sustainable Forestry Initiative (SFI) 2022 Standards and Rules, which recognizes the spirit of the federal United Nations Declaration for the Rights of Indigenous Peoples Act. As a program participant, West Fraser communicates and collaborates with local Indigenous Nations and communities to better understand Indigenous traditional practices with respect to forest management. West Fraser is and will continue to be proactive in its efforts to engage with Indigenous Nations and communities to seek positive and beneficial working relationships and maintain access to the timber harvesting land base.
Notwithstanding these efforts, our continued access to the forest resources in Canada could be impacted by Indigenous rights and title claims, treaties, non-treaty agreements, legislation related to Indigenous rights and other governmental decisions and policy changes and judicial interpretation of these rights. These, and related duties of government to consult Indigenous groups in respect of statutory decision-making and the evolution of Indigenous rights and title jurisprudence could affect the issuance, validity, renewal and exercise, and terms and conditions of Crown timber rights and authorizations to harvest, or the timeliness of obtaining such rights. In an effort to reduce risk, West Fraser takes an approach to optimize mutual benefits and build resilient relationships.
Included in the above are actions that governments may take pursuant to the B.C. Declaration on the Rights of Indigenous Peoples Act, brought into force in November 2019 and the federal United Nations Declaration on the Rights of Indigenous Peoples Act, brought into force in December 2020. The Government of British Columbia may take actions concerning its relationships with Indigenous groups under the recent amendments to the Forest Act (British Columbia) and the Forest and Range Practices Act (British Columbia) and its plan to defer logging in “old growth” forest areas, and these actions may ultimately reduce the available timber supply from our British Columbia forest licences.
As the jurisprudence, legislation and government policies respecting Indigenous title and rights and the consultation process continue to evolve, we cannot predict whether claims will have a material adverse effect on our timber harvesting rights or on our ability to exercise, renew or transfer them, or secure other timber harvesting rights.
4.9    Human Resources, Culture and Safety

As of December 31, 2025, we employed approximately 9,600 individuals, including our proportionate share of those in our 50%-owned paper operation. Of these, approximately 4,900 are employed in our lumber segment, 3,000 in our NA EWP segment, 660 in our Europe EWP segment, 420 in our pulp & paper segment and 600 in our corporate & other segment. Approximately 29% of our employees are covered by collective agreements. There was one expired collective agreement covering 2% of our employees as at December 31, 2025 under which the bargaining process is ongoing. Collective agreements representing 8% and 12% of our unionized employees expire in 2026 and 2027, respectively.
West Fraser believes inclusive, diverse teams build a more vibrant workforce, safer operations and a stronger company overall. We strive to create workplaces and leadership teams that are reflective of the diverse communities where we live and work. At the end of 2025, approximately 14% of our workforce were women and a further approximately 24% were under-represented minorities.
The safety of our employees is a core value and business priority and our safety goal is to eliminate all incidents and injuries. We are committed to continuously improving our safety programs. We provide ongoing safety training for our employees to minimize potential risks inherent in forestry-related manufacturing industries. See Item 4.14, "Governance and Oversight" section of this AIF.

4.10    Environmental Performance
West Fraser’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Our Environmental Policy articulates our commitments related to the integration of environmental considerations into our day-to-day decisions, as well as climate action and the reduction of non-biogenic greenhouse gas emissions, which West Fraser verifies. We also reinforce how we value biodiversity and engagement with stakeholders and rights holders. We continue to work to integrate a standardized environmental management system (EMS) to improve our performance by aligning our environmental audit programs, as well as increasing engagement on our EMS framework and standards. Our EMS establishes the foundation to both manage environmental risk in our operations and also comply with environmental laws and regulation.
Regulatory Requirements
Our manufacturing operations are subject to environmental protection laws and regulations. We are continuously improving our internal environmental management programs, standards and guidelines to help ensure that our operations are in compliance with applicable laws and standards and to address any instances of non-compliance. We have incurred, and will continue to incur, capital expenditures and operating costs to comply with environmental laws and regulations. We are required to carry out remediation activities, including site decommissioning, under applicable environmental protection laws and regulations. In addition, we are required to carry out reforestation activities under our various timber licences. We maintain accruals in our financial statements for certain environmental, reforestation and decommissioning obligations. We are preparing for emerging sustainability-related regulatory requirements by aligning to internationally recognized International Sustainability Standards Board ("ISSB") standards, Corporate Sustainability Reporting Directive ("CSRD"), European Union Deforestation Regulation ("EUDR") and the Taskforce on Nature-related Financial Disclosures ("TNFD"). This includes policy development, management systems integration, and enhanced performance tracking related to environment and social impacts.
Environmental Attributes of Wood Products and Minimization of Waste
Wood products have three beneficial roles in the carbon cycle: as a store of carbon, as an alternative to more carbon intensive building materials, and for generating carbon-neutral energy.

West Fraser has completed its biogenic carbon inventory for 2023 and 2024, which accompanies our Scope 1, 2, and 3 inventory to provide a complete carbon footprint. We initially anticipated aligning this work to the GHG Protocol's Land Sector and Removals Standard, but due to continued delays in its publication and the subsequent exclusion of forestry, we elected to develop an accompanying methodology document aligned to the recently published ISO 13391 series standards for calculating greenhouse gas dynamics of wood and wood-based products. This calculation work enables West Fraser to demonstrate with quantitative rigor that company-wide—from harvesting wood through manufacturing and product use—the carbon stored and emissions avoided exceed the emissions generated by our operations.
West Fraser actively participates in numerous forestry sector and local associations. We support climate-smart and green building initiatives through our membership in the Softwood Lumber Board (“SLB”) to increase market demand for wood products. The SLB, through programs such as WoodWorks and ThinkWood, supports initiatives that promote the benefits and encourage the use of softwood lumber products in outdoor, residential and non-residential construction.
Our lumber, OSB, particleboard, plywood, MDF and LVL products are backed by industry standard Life Cycle Assessments, environmental product declarations ("EPD") and EPD transparency briefs that support its increased use in lower carbon building construction. West Fraser’s certified wood products are eligible for points in one of the most widely used green building rating systems globally, LEED (Leadership in Energy and Environmental Design), sponsored by the United States Green Building Council.

Our high-efficiency primary manufacturing recovers raw materials for a range of valuable secondary products. We maximize our product utilization and minimize the waste and material sent to landfill through innovations to our production process to use more wood residuals, recovering them for value-added products and renewable energy generation. Secondary products include: (i) sawdust and shavings are used in our MDF plants or are transformed into fuel and energy to run mill operations; (ii) wood chips and the wood cores from our plywood and veneer operations are used in pulping operations; (iii) heat, steam, gases and biomass liquids (such as black liquor) that develop during our manufacturing processes are captured to generate bioenergy in our mills; and (iv) bark and wood residuals are used as fuel in our energy systems. Sustainably sourced wood products store approximately half their weight as carbon throughout their lifespan. A portion of this carbon remains sequestered even after the product's end-of-life, making wood, along with its embodied carbon, a valuable and relatively low-carbon building material compared to steel and concrete.
4.11    Responsible Resource Efficiency
Our goal is to have a sustainable and resilient business. We are committed to consciously managing our air emissions and water resources, working towards efficiency, reducing consumption and developing sustainable energy solutions.
We are focused on replacing fossil fuel energy sources where feasible with renewable and carbon-neutral energy sources. Renewable sources now supply about three-quarters of our operations’ energy needs. We use manufacturing by-products such as wood residuals and pulp mill liquor to generate bioenergy and invest capital to improve manufacturing processes’ energy efficiency.

Regulators in Canada, the European Union, and the U.K. have all committed to ambitious emissions reduction targets under international climate frameworks, with jurisdictions implementing various policy mechanisms to achieve these goals. The Canadian federal government and the four provinces in which West Fraser currently operates have enacted regulations to meet GHG reduction obligations through carbon pricing systems including carbon taxes and cap-and-trade initiatives.

West Fraser has a long history of participating in energy efficiency programs that deliver both environmental and economic benefits. Our U.K. operations have achieved significant cost savings through climate and energy efficiency commitments, while our Western Canadian operations have consistently participated in utility-led strategic energy management programs. As of December 31, 2025, our most energy-intensive U.S. mills have joined the Better Plants program, run by the U.S. Department of Energy to promote ISO 50001-aligned advancement in energy efficiency within industrial manufacturing.

Carbon pricing mechanisms have operated in the U.K. and Europe for nearly two decades, creating established markets for emissions trading. Our biomass heat energy generating units have enabled compliance with energy efficiency targets across our U.K. and European mills while generating carbon credits and renewable heat incentives that provide additional value to our businesses.
4.12    SBTi
There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions that we operate, some of these initiatives regulate and/or tax the production of carbon dioxide and other greenhouse gases. In response, West Fraser developed plans to achieve near-term greenhouse gas (“GHG”) reductions across all our operations located in the United States, Canada, U.K. and Europe. In the first quarter of 2022, we joined the SBTi and established specific science-based targets to achieve near-term greenhouse gas reductions across all of our operations located in Canada, the U.S., the U.K., and Europe. In April 2023, the SBTi completed its validation of the science-based targets we set. In our 2024 Sustainability Report, we reported our reductions achievements as being on track to our 2030 SBTi goals.

4.13    Community and Stakeholder Engagement
We value our relationship with stakeholders and rights holders and recognize the interdependency between our operations and investments with healthy societal, community and environmental ecosystems. Meaningful engagement and effective consultation is a crucial part of our business strategy and is embedded in our forest management planning process, fibre sourcing and wood procurement efforts, as well as our approach with local communities and Indigenous Peoples. Furthermore, we comply with the legal framework in Canada, at all levels including federal and provincial regulatory requirements, that governs the permitting and approval of harvesting and forest management planning on public lands.
4.14    Governance and Oversight
Our Board of Directors, particularly the Health, Safety & Environment Committee and the Governance & Nominating Committee, together with our executive and our senior leadership teams, set the policy and practice of our environmental, social and governance activities within our business and are responsible for monitoring our safety and environmental performance, including identifying and managing environmental risks.
We have adopted and implemented social and environmental policies and practices that are essential to our operations. Our social, environmental and safety practices are governed by the principles set out in our Code of Conduct, Environmental Policy and Health and Safety Policy. In addition, we have issued our Anti-Bribery and Anti-Corruption Policy, Supplier Code of Conduct and Supply Chain and Human Rights Policy. These policies reflect and codify our values and commitment to business ethics and human rights in our own organization and set out our expectations for business partners in our value chain.
Our Code of Conduct emphasizes our overall commitment to sustainability and sets out specific requirements in areas related to: (i) legal and ethical business conduct; (ii) promotion of safe and healthy work practices; (iii) commitment to operating in an environmentally sustainable manner; (iv) the commitment to human rights and a harassment, discrimination and violence-free workplace; and (v) maintaining a confidential feedback mechanism and conducting regular audits to ensure adherence to the Code.
Our Environmental Policy sets out our commitment to do business in an environmentally, socially, and economically responsible manner. This commitment includes: (i) responsible stewardship of the environment; (ii) sustainable forest management; and (iii) protection of the health and safety of our employees, customers, and the public. Our operating philosophy involves continually improving our forest practices and manufacturing procedures, optimizing the use of resources, and minimizing or eliminating the impact of our operations on the environment.
Environmental excellence is an integral aspect of our long-term business success. We are committed to: (i) complying with all applicable environmental laws and regulations and striving to maintain biodiversity and to protect wildlife habitat and ecosystems; (ii) developing and implementing best practices to continuously improve our environmental performance; (iii) preventing pollution and continuing to improve our environmental performance by setting and reviewing environmental objectives and targets; (iv) conserving, reducing, reusing and recycling wherever practical the resources and materials that we use and ensuring that all waste is safely and responsibly handled and disposed of; (v) employing and encouraging the development and use of environmentally friendly practices and technology; (vi) conducting periodic environmental audits; (vii) providing training for employees and contractors to ensure environmentally responsible work practices; and (viii) communicating our sustainable forest management and environmental performance openly and transparently to our Board of Directors, employees, customers, shareholders, local communities and other stakeholders.
Our Health and Safety Policy outlines our commitment to safety as a core value and a business priority. We are committed to maintaining a safe workplace and strive to be an industry leader by managing an effective safety program, complying with all laws and regulations, and continuously improving our performance. Within our safety program, we have identified key responsibilities for executive management, operating site management, employees and contractors, as detailed in our safety policy. The Health and Safety Policy requires management to develop and maintain company-wide and site-specific occupational health and safety programs, that include core guidelines and systems to measure ongoing effectiveness. Our employees are also responsible for following established safe work procedures as outlined in their job duties and company safety guidelines, including reporting unsafe conditions, acts, and practices.
Our Anti-Bribery and Anti-Corruption Policy outlines our commitment to comply with all applicable anti-bribery and anti-corruption laws, and reflects our efforts to prevent any improper payments or benefits being given or offered to public officials or other third parties to secure an undue advantage in connection with any aspect of the Company’s business.
Our Supply Chain & Human Rights Policy and the Supplier Code of Conduct form part of our commitment to sustainability and reflect our evolving approach to ESG matters and our associated efforts to ensure regulatory compliance. The Supply Chain and Human Rights Policy outlines our commitment to human rights throughout our supply chain. Along with the Supplier Code of Conduct, these documents set out our expectations for suppliers to abide by internationally recognized human rights standards. Both policies are in place to prevent and reduce instances of human rights abuses, including forced and child labour, in our supply chain. The Supply Chain & Human Rights Policy integrates the Supplier Code of Conduct into our supplier contracts going forward.
4.15    Research and Development
West Fraser supports industry research and development organizations, partners with local universities and conducts research and development at certain operations to improve processes, maximizes resource utilization, and develops new products and environmental applications. In addition, in the previous five years, we have focused on bioenergy generation projects, and green raw materials.
4.16    Capital Expenditures and Acquisitions
We regularly invest in upgrading and expanding our facilities and operations. The following table shows the capital expenditures and acquisitions during the past three years.

Capital Expenditures and Acquisitions
($ millions and for the year ended)

	2025	2024	2023
Lumber	210	312	253
NA EWP	163	140	156
Pulp & Paper	14	15	32
EU EWP	20	19	30
Corporate & Other	4	1	7
Total capital expenditures	411	487	477
Cash Acquisitions	—	—	100	1
1.Represents the Spray Lake Lumber Acquisition in November 2023, net of cash acquired.
4.17    Lumber
Sales
Lumber produced at our Canadian lumber mills and sold to North American customers is marketed and sold from our sales office in Quesnel, B.C. while sales to offshore markets are made from our export sales office in Vancouver, B.C. Offshore sales activities are complemented by a customer service office in Japan. Lumber produced at our U.S. lumber mills is marketed and sold from our sales office in Memphis, Tennessee. From time to time, we purchase lumber for resale in order to meet requirements of customers.

In 2025, sales of lumber were made to customers in the U.S. and Canada and to customers offshore, predominantly in Japan and China. Most lumber shipments to North American customers by our Canadian operations were made by rail and the balance by truck. Lumber sales to North American customers by our U.S. operations were either customer pick-up or delivered by truck and the balance by rail. Offshore shipments from both Canada and the U.S. were made through various public terminals in bulk or container vessels.
Shipments and sales of our lumber products can be impacted by seasonal influences. Shipments from our Western Canadian mills can be affected by winter weather that affects rail and other transportation services. In the summer months, during fire season, logging, manufacturing and transportation can all be affected by wildfire activity or by evacuation alerts or orders in regions where we operate. Operations in the U.S. South can be affected by hurricanes and other extreme weather conditions. Home construction activity, which significantly influences the demand for our products, has historically been higher in the first half of the year and experiences a seasonal slowdown in the third quarter. A significant portion of our SYP products are used in treated wood applications and demand for these products is often highest in anticipation of spring and summer construction activity.
Softwood Lumber Dispute
The Canada - U.S. Softwood Lumber Agreement expired in October 2015 and, on the expiry of that agreement, a one-year moratorium on trade sanctions by the U.S. came into place. The Government of Canada and the U.S. Trade Representative have been unable to reach agreement on a new managed trade agreement.
In November of 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian producers and levy CVD and ADD duties against Canadian imports.
The CVD and ADD details are fully described in note 25 to our 2025 annual audited consolidated financial statements and under “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute and Tariffs” in our 2025 MD&A.
For additional information, refer to the discussion in our 2025 MD&A under “Risks and Uncertainties – Trade Restrictions” for a detailed discussion of the risks and uncertainties associated with the softwood lumber dispute and the imposition of tariffs.
Operations
As of December 31, 2025, we have 28 lumber mills and two wood treating facilities at our Sundre and Cochrane, Alberta lumber mills. Our Canadian lumber mills, of which four are in B.C. and another seven are in Alberta, produce primarily SPF lumber of various grades and dimensions, as well as small quantities of lumber from other wood species, which we include in reported SPF production and shipments. Our 17 U.S. lumber mills produce SYP lumber of various grades and dimensions.

Capacity and Production
(MMfbm)

	2025	2024	2023
Capacity (year-end)
B.C.[1]	1,140	1,300	1,460
Alberta[2]	1,810	1,810	1,810
U.S. South[3]	3,520	3,510	3,550
	6,470	6,620	6,820

Production
B.C.	1,072	1,195	1,260
Alberta	1,511	1,604	1,427
U.S. South	2,426	2,545	2,860
	5,008	5,344	5,548
1.The capacity figures in B.C. for year-end 2025 give effect to the permanent closure of our 100 Mile House, B.C. lumber mill (160 MMfbm) and the capacity figures in B.C. for year-end 2024 give effect to the permanent closure of Fraser Lake lumber mill (160 MMfbm).
2.The capacity figures in Alberta for year-end 2023 includes an increase of 155 MMfbm relating to the acquisition of Spray Lake lumber in November 2023.
3.The capacity figures in the U.S. South for year-end 2025 give effect to the permanent closure of our Augusta, Georgia lumber mill (140 MMfbm) and the conversion of Huttig, Arkansas (170 MMfbm) and Lake Butler, Florida (110 MMfbm) lumber mills from indefinitely curtailed to permanent closure. The capacity figures for year-end 2024 give effect to the permanent closure of our Maxville lumber mill (110 MMfbm), but do not give effect to the indefinitely curtailed capacity of Huttig lumber mill (170 MMfbm) and Lake Butler lumber mill (110 MMfbm). The capacity figures for year-end 2023 give effect to the permanent closure of Perry lumber mill (100 MMfbm), which was converted from the indefinite curtailment announced in January 2023, but do not give effect to the permanent closures and indefinite curtailments announced after December 31, 2023.

Lumber production capacity is generally based on the normal operating configuration of our lumber mills for the period indicated and gives effect to capacity increases from our capital program once implemented. We maintain variable operating schedules and do not adjust our production capacities described above to reflect curtailments unless such curtailment is permanent in nature.
4.18    North America Engineered Wood Products
Sales
Our NA EWP segment includes our North American OSB and Canadian plywood, LVL and MDF products. OSB, LVL, and plywood are marketed from our sales office in Toronto, Ontario, while our MDF products are marketed from our sales office in Quesnel, B.C.
In 2025, the majority of our North American OSB production was distributed to customers in the United States, while the remainder was supplied to Canadian clients and exported to Japan. The majority of our plywood was sold to customers in Canada, while our MDF and LVL products were distributed to clients in both the U.S. and Canada. Canadian mills mainly ship by rail, whereas shipments from our U.S. OSB mills are transported primarily by truck.
Our OSB products are used primarily for sheathing, flooring and roofing in the construction of new homes, the renovation and repair of existing structures and for use in industrial applications. NA OSB products are marketed under the following brand names: Durastrand® pointSIX®, Pinnacle® and Stabledge® (premium flooring), TruFlor® pointSIX® and TruFlor® (commodity flooring), Rimboard™, SteadiTred® (industrial), QuakeZone®, Windstorm™, TallWall® and Trubord™ (wall sheathing) and SolarBord™ (radiant barrier sheathing), Trubord™ (roof sheathing), TruDeck® (flat roof sheathing for large industrial/commercial buildings), StableDeck® and StableWall® (utility trailer floors and walls), DuraSmart™ (engineered wood core for hardwood flooring), Stable RV® (floor, roof and slide-outs in recreational vehicles) and NorCore® (core for industrial applications).

Canadian MDF products are marketed under the brand names Ranger™, WestPine™, and EcoGold™ both from our sales office and through distributors. (Use of ® or ™ indicates Canadian trademark status. Trademark status may vary in other jurisdictions).
For additional information, refer to the discussion in our 2025 MD&A under “Risks and Uncertainties – Trade Restrictions” for a detailed discussion of the risks and uncertainties associated with the imposition of tariffs.
Operations
Our NA EWP OSB operations include 11 multi-opening presses and 3 continuous presses. Continuous press technology allows for the production of OSB in non-standard sizes and with specialized performance characteristics.
Our NA EWP operations also include three plywood mills that primarily produce standard softwood sheathing plywood, two MDF mills, each with the flexibility to manufacture varying thicknesses and sizes, a LVL mill, and a veneer mill that produces veneer for use in our Edmonton plywood mill.
Capacity and Production

Capacity and Production	2025	2024	2023
OSB (MMsf 3/8” basis)
Capacity (year-end)[1,2]	8,060	8,060	8,060
Production	6,351	6,661	6,389
Plywood (MMsf 3/8” basis)
Capacity (year-end)	760	760	760
Production	696	726	727
MDF (MMsf 3/4” basis)
Capacity (year-end)	240	240	240
Production	168	194	197
LVL (Mcf)
Capacity (year-end)	2,700	2,700	2,700
Production	2,064	1,838	2,117
1.The capacity figures for year-end 2025 include 440 MMsf 3/8" of indefinitely curtailed capacity at our Cordele, Georgia OSB mill and 860 MMsf 3/8" at our High Level, Alberta OSB mill which will be indefinitely curtailed following its orderly wind-down.
2.At year-end 2025, Canadian OSB mills represented approximately 35% of our total OSB capacity.

We maintain variable operating schedules and do not adjust our production capacities described above to reflect curtailments unless such curtailment is considered to be permanent in nature.

4.19    Pulp & Paper
Sales
Pulp is marketed out of our sales office in Vancouver, B.C. Most of our sales for NBSK in 2025 were to customers in Asia (predominantly China and Japan) with some products shipped to the U.S. and other offshore customers. Shipments within North America were primarily by rail and those to offshore customers were by rail and truck to Vancouver, B.C. and then by bulk or container vessels.
Operations
Following our attaining of sole control of CPL in the first quarter of 2024 and the pulp divestitures described in Item 3.1, "General Development of the Business" section, the Pulp & Paper segment is comprised of our 100% interest in CPL and our 50%-owned joint operation, Alberta Newsprint Company.

NBSK is produced at CPL and is used by paper manufacturers to produce a variety of paper products, including tissues and printing and writing papers.
Newsprint is sold to various publishers and printers in North America and delivered by rail and truck.
Capacity and Production
(Mtonnes)

	2025	2024	2023
NBSK
Capacity (year-end)[1]	340	340	170
Production[2]	309	237	134
Newsprint
Capacity (year-end)	135	135	135
Production	112	104	89
1.Reflects only NBSK product from CPL.
2.Reflects West Fraser's 100% ownership of CPL from April 1, 2024 and 50% ownership in 2023 and January 1, 2024 - March 31, 2024.

4.20    Europe Engineered Wood Products
Sales
Our EU EWP segment includes OSB, particleboard and MDF products that are marketed from our sales office in Cowie, Scotland. Our OSB is sold primarily to customers in the U.K., Germany, the Benelux Union (Belgium, the Netherlands, and Luxembourg) ("Benelux"), France and Scandinavia, while our particleboard and MDF products are sold primarily to customers in the U.K. Our products sold within the U.K. and within continental Europe are shipped by truck and rail, with deliveries to Benelux and France also made by vessels, while our products sold to Scandinavia are shipped exclusively by vessel.
Our OSB and particleboard are used primarily in sheathing, flooring and other construction applications. MDF applications include cabinet doors, mouldings and interior wall paneling. Our European panel products are sold under the trademarks SterlingOSB Zero® (OSB), CaberFloor® (particleboard), and CaberMDFTM (MDF).
Operations
All of our EWP mills in Scotland and Belgium utilize continuous press technology.
Capacity and Production

	2025	2024	2023
OSB (MMsf 3/8” basis)
Capacity (year-end)	1,515	1,515	1,515
Production	1,142	1,125	1,016
MDF (MMsf 3/8” basis)
Capacity (year-end)	380	380	380
Production	253	226	224
Particleboard (MMsf 3/8” basis)
Capacity (year-end)	405	405	405
Production	243	261	310

4.21    Risks and Uncertainties
A detailed discussion of risk factors is included under the heading “Risks and Uncertainties” in our 2025 MD&A, which is incorporated herein by reference. Our 2025 MD&A is available on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the Electronic Document Analysis and Retrieval (“EDGAR”) at www.sec.gov/edgar under the Company's profile.

ITEM 5 - CAPITAL STRUCTURE
Share Capital
Our authorized share capital consists of 430,000,000 shares divided into:
(a)400,000,000 Common shares,
(b)20,000,000 Class B Common shares, and
(c)10,000,000 Preferred shares, issuable in series.

The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. The Common shares are listed and traded on the TSX and the NYSE under the symbol WFG while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
As at December 31, 2025, the issued share capital consisted of 76,018,344 Common shares and 2,281,478 Class B Common shares for a total of 78,299,822 shares (December 31, 2024 - 79,988,266 shares). West Fraser's Common shares trade under the symbol WFG on the TSX and the NYSE.
Share Repurchases
See Item 3.1, "General Development of the Business Over the Last Three Years - Share Repurchases" for a description of share repurchases completed by the Company over the past three years pursuant to the NCIBs.
Issuer Ratings

As shown in the table below, West Fraser is considered investment grade by two leading rating agencies. West Fraser pays annual fees to maintain certain of its corporate ratings. The ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by each rating agency.

Agency	Rating	Outlook
Moody’s1	Baa2	Stable
Standard & Poor’s2	BBB-	Stable
1.    Moody’s credit ratings for long-term obligations range from Aaa to C. Moody’s describes obligations rated Baa as “subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics”. Additional information on the rating is available on Moody’s website.
2.    S&P credit ratings for long-term obligations range from AAA to D. A rating of BBB- is described by S&P as “considered lowest investment grade by market participants”. Additional information on the rating is available on S&P’s website.

Market For Securities
The following table sets forth adjusted market prices and trading volumes of our Common shares on the TSX and the NYSE for each month of 2025.
TSX Trading Data (CAD)

2025	High	Low	Close	Volume
Month	($)	($)	($)	(000’s)
January	133.59	118.38	126.01	2,623,969
February	124.43	110.09	114.96	3,528,913
March	116.24	107.18	110.53	3,282,959
April	113.49	98.05	102.07	3,385,251
May	108.40	100.31	101.10	2,763,246
June	105.97	98.71	99.86	5,398,350
July	107.43	95.52	96.06	5,309,050
August	105.40	94.66	100.04	10,229,331
September	106.41	92.48	94.61	4,921,739
October	99.34	85.10	85.60	4,946,678
November	87.24	80.82	86.61	3,944,077
December	87.64	80.82	83.97	3,563,920
Total				53,897,483
Source: TMX
NYSE Trading Data (USD)

2025	High	Low	Close	Volume
Month	($)	($)	($)	(000’s)
January	93.03	82.29	86.78	3,271,512
February	86.88	76.98	79.52	3,979,570
March	80.73	74.49	76.94	4,314,488
April	79.22	69.48	73.98	5,200,912
May	77.38	72.40	73.58	3,086,042
June	77.62	72.39	73.30	4,442,505
July	78.55	68.92	69.31	5,192,133
August	76.09	68.63	72.91	5,458,516
September	76.90	66.36	67.98	4,566,848
October	71.16	60.49	61.00	5,761,326
November	62.00	57.34	61.50	4,940,792
December	63.02	58.81	61.11	5,025,037
Total				55,239,681
Source: NYSE

Prior Sales

During the year ended December 31, 2025, we issued options to purchase an aggregate of 65,205 Common shares at a weighted average price of CAD$113.01 (US$79.69) per share, 76,844 PSUs at weighted average price of CAD$113.010 (US$79.69) , 28,458 RSUs at weighted average price of CAD$113.01 (US$79.69) and 10,299 DSUs at a weighted average price of CAD$96.12. For the year ended December 31, 2025, we issued 4,700 Common shares under our share option plans. See note 15 to our annual audited consolidated financial statements for the year ended December 31, 2025.

Cash dividends
The declaration and payment of cash dividends is within the discretion of our Board of Directors. Historically, cash dividends have been declared on a quarterly basis payable after the end of each quarter. Dividends of US$1.28 were declared in 2025, dividends of US$1.26 were declared in 2024 and dividends of US$1.20 were declared in 2023. There can be no assurance that dividends will continue to be declared and paid by us in the future, as the discretion of the Board of Directors will be exercised from time to time taking into account our current circumstances.

ITEM 6 - TRANSFER AGENT
Our transfer agent and registrar is Computershare Investor Services Inc. The contact information is:
•Phone: 1-800-564-6253 (toll free in North America) between 9:00 am and 6:00 pm Eastern Time or 514-982-7555 (international direct dial)
•Fax: 1-888-453-0330 (toll free in North America) or 416-263-9524 (international)
•Online: www.computershare.com/service
•Mail: Computershare Investor Services, 100 University Ave., 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1 Canada

ITEM 7 - INTEREST OF EXPERTS
Our Independent Registered Public Accounting Firm is PricewaterhouseCoopers LLP (“PwC”), who have issued a Report of the Independent Registered Public Accounting Firm dated February 11, 2026 in respect of the Company’s consolidated financial statements as at December 31, 2025 and 2024, and for the years ended December 31, 2025 and 2024 and on the effectiveness of the Company’s internal control over financial reporting as at December 31, 2025. PwC has advised that they are independent with respect to us, within the meaning of the Chartered Professional Accountants of British Columbia (CPABC) Code of Professional Conduct and the rules of the US Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States) (PCAOB) on auditor independence.

ITEM 8 - DIRECTORS AND EXECUTIVE OFFICERS
8.1    Directors
The names and municipalities of residence of the Directors of the Company as of February 11, 2026, their principal occupations during the past five years and the periods during which they have been Directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Director Since
Henry H. Ketcham Vancouver, B.C.	Chair of the Board	September 16, 1985
Doyle N. Beneby1 & 3 West Palm Beach, Florida	Corporate Director	April 18, 2023
Eric L. Butler[2] Omaha, Nebraska	Corporate Director	May 15, 2023

Name and Municipality of Residence	Principal Occupation	Director Since
Reid E. Carter1 & 4 West Vancouver, B.C.	Corporate Director	April 19, 2016
John N. Floren2, 3 & 4 Oakville, Ontario	Corporate Director	April 19, 2016
Brian G. Kenning2 & 4 Vancouver, B.C.	Corporate Director	April 19, 2017
Ellis Ketcham Johnson[4] Greenwich, Connecticut	President, Private Philanthropic Foundation	April 20, 2021
Marian Lawson2 & 3 Toronto, Ontario	Corporate Director	February 1, 2021
Sean P. McLaren Collierville, Tennessee	President and Chief Executive Officer	January 1, 2024
Colleen M. McMorrow1 & 3 Oakville, Ontario	Corporate Director	February 1, 2021
Janice G. Rennie2 & 4 Edmonton, Alberta	Corporate Director	April 28, 2004
Gillian D. Winckler1 & 3 Vancouver, B.C.	Corporate Director	April 19, 2017
1.    Member of the Audit Committee. Ms. Winckler is Chair.
2.    Member of the Human Resources & Compensation Committee. Mr. Kenning is Chair.
3.    Member of the Health, Safety & Environment Committee. Mr. Floren is Chair.
4.    Member of the Governance & Nominating Committee. Mr. Carter is Chair.
All of our Directors have held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years except for:
Doyle Beneby was Chief Executive Officer of Midland Cogeneration Venture from November 2018 to September 2022.
John Floren, who before December 31, 2022 was President and Chief Executive Officer, Methanex Corporation; and
Sean McLaren became a Director, President and Chief Executive Officer effective January 1, 2024 following the retirement of Raymond Ferris on December 31, 2023. He was Chief Operating Officer from December 7, 2021 to December 31, 2023. Prior to December 7, 2021 he was President, Solid Wood.
The term of office of each Director will expire at the conclusion of the Company’s next annual general meeting.
For additional information about our Directors, please see our 2026 Management Proxy Circular, which, when published, will be posted on our website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar under the Company's profile.

8.2    Senior Executive Officers
The names and titles of the senior executive officers of the Company on February 11, 2026 are as follows:

Name and Municipality of Residence	Office Held
Sean P. McLaren Collierville, Tennessee	President and Chief Executive Officer
Christopher A. Virostek North Vancouver, B.C.	Executive Vice-President and Chief Financial Officer
Kevin J. Burke Greenville, South Carolina	Executive Vice-President, North American Operations
Keith D. Carter Quesnel, B.C.	Senior Vice-President, Western Canada
Robin A. Lampard Toronto, Ontario	Senior Vice-President, Corporate Services
Alan G. McMeekin Milngavie, Scotland	Senior Vice-President, Europe
Matthew V. Tobin North Vancouver, B.C.	Senior Vice-President, Sales and Marketing
Each officer has held the same or a similar office with the organization indicated or a predecessor thereof for the last five years except for:
Sean McLaren became a Director and the President and Chief Executive Officer effective January 1, 2024 following the retirement of Raymond Ferris on December 31, 2023. He was Chief Operating Officer from December 7, 2021 to December 31, 2023. Prior to December 7, 2021 he was President, Solid Wood;
Christopher Virostek, who before September 15, 2025 was Senior Vice-President, Finance and Chief Financial Officer, and before September 7, 2022, was Vice-President, Finance and Chief Financial Officer;
Kevin Burke, who before January 1, 2024 was Senior Vice-President, Wood Products, before December 7, 2021 was Vice-President, North American Engineered Wood Products and Renewable Energy, and before July 23, 2021 was our Vice-President, North American Engineered Wood Products;
Keith Carter, who before December 7, 2021 was Vice-President, Western Canada Operations and before July 23, 2021 was our Vice-President, Pulp and Energy Operations;
Robin Lampard, who before June 1, 2025 was Senior Vice-President, Finance;
Alan McMeekin, who before December 7, 2021 was Vice-President, European Engineered Wood Products; and
Matthew Tobin, who before January 1, 2024 was Vice-President, Sales and Marketing, and before April 1, 2022 was Vice-President, Lumber Sales.

8.3    Shareholdings of Directors and Senior Executive Officers
The Directors and senior executive officers of the Company as a group, beneficially owned or controlled or directed, directly or indirectly, the following shares of the Company:

December 31, 2025
Common shares	1,413,888
% of total Common shares	1.86%
Class B Common shares	78,728
% of total Class B Common shares	3.45%
% of all shares outstanding	1.91%
8.4    Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Christopher Virostek, our Executive Vice-President and Chief Financial Officer, was a director of Masonite (Africa) Limited (“MAL”), a majority owned subsidiary of Masonite International Corporation (“Masonite”), when MAL commenced voluntary business rescue proceedings in South Africa in December 2015. Mr. Virostek served as a director of MAL in connection with his duties as an employee of Masonite. The business rescue plan of MAL was substantially implemented as provided under its terms and the business rescue proceedings ended in August 2016, at which time Mr. Virostek resigned as a director.
8.5    Legal Proceedings and Regulatory Actions
The Company is subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably.
There are no legal proceedings to which we are or were a party, or to which any of our property is or was the subject of, during our financial year ended December 31, 2025, which involves claims that exceed 10% of our current assets.
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates. For a description of the developments related to the softwood lumber dispute and the impact on us, please refer to (i) the “Discussion & Analysis of Annual Results by Product Segment – Lumber Segment – Softwood Lumber Dispute and Tariffs” in our 2025 MD&A; and (ii) Note 25 to our annual audited consolidated financial statements for the year ended December 31, 2025.
8.6    Governance
Corporate governance is guided by our Corporate Governance Policy, a copy of which may be viewed on our website: www.westfraser.com. The Board of Directors has established a Governance & Nominating Committee comprised of Reid Carter (Chair), John Floren, Ellis Johnson, Brian Kenning and Janice Rennie, all of whom are independent directors. The Committee provides support for the stewardship and governance role of the Board in reviewing and making recommendations on the composition of the Board, the functioning of the Board and its committees and all other corporate governance matters and practices. On the occasion of each regularly scheduled meeting of the Committee in 2025, the Committee met without management representatives present and reviewed these and other issues.

The Corporate Governance Policy includes a Code of Conduct which sets out our policies and requirements relating to, among other categories, legal compliance, safety, environmental stewardship, human rights, anti-corruption and whistleblowing. Additional information is available on our website www.westfraser.com under Corporate Governance. Please see Item 4.14, "Governance and Oversight" of this AIF with respect to each of the Anti-Bribery and Anti-Corruption Policy, Supplier Code of Conduct and Supply Chain and Human Rights Policy.
8.7    Audit Committee
The Audit Committee of our Board of Directors assists the Board in fulfilling its responsibility to oversee our financial reporting and audit process. The full text of the Audit Committee’s Charter is attached as Schedule 1.
Members
The following identifies each current member of the Audit Committee, and the education and experience of each member that is relevant to the performance of the member’s responsibilities as an Audit Committee member. All members of the Audit Committee are considered “independent” and “financially literate” within the meaning of NI 52-110.
Doyle N. Beneby
Mr. Beneby was appointed a member of our Audit Committee on April 18, 2023. He was Chief Executive Officer of Midland Cogeneration Venture from November 2018 to September 2022. Prior to that he had been self-employed as a professional director since May 2016. Mr. Beneby was formerly the CEO of New Generation Power International from October 2015 to May 2016. Prior to joining New Generation Power International, he was the President & CEO of CPS Energy, a position held since August 2010. He has over 30 years' experience in the electrical power industry and holds a Master of Business Administration from the University of Miami and a Bachelor of Science from Montana Technical College.

Reid E. Carter
Mr. Carter holds a combined undergraduate degree in Forestry and Biology and a master’s degree in Forest Soils. He was president of a large timberlands investment firm and was involved with that firm and related firms in various senior roles for the period 2003 to 2018. Prior to that he served as National Bank Financials’ Paper and Forest Products Analyst.
Colleen M. McMorrow
Ms. McMorrow was appointed a member of our Audit Committee on February 11, 2021. Ms. McMorrow, who holds a Bachelor of Commerce, is a Chartered Professional Accountant, Chartered Accountant and was a senior client assurance partner with Ernst & Young LLP until her retirement in 2016. She was elected as a Fellow of the Chartered Accountants in 2000. Ms. McMorrow has chaired or been a member of several audit committees of public and private companies in the past and is currently the chair of the audit committee of Exco Technologies Limited and was formerly a member of the audit committee of Ether Capital Corporation.
Gillian D. Winckler
Ms. Winckler, who holds a Bachelor of Science and Bachelor of Commerce (Honours) obtained in South Africa, is a Chartered Accountant (South Africa). Ms. Winckler worked in the audit profession for five years, in corporate finance for five years, and in a number of executive positions with Coalspur Limited and BHP Billiton. Ms. Winckler is currently the Chair of the Board of Directors of Pan American Silver Corp., which is listed on the TSX and the NYSE, and was formerly a member of the audit committee of FLSmidth & Co. A/S, a Danish engineering company listed on The NASDAQ OMX Exchange Copenhagen.

Pre-Approval Policies and Procedures
The Audit Committee has adopted a policy that sets out the pre-approval requirements related to services to be performed by our independent auditors. The policy provides that the Audit Committee will annually review proposed audit, audit-related, tax and other services (to be submitted by the Chief Financial Officer and the independent auditor), and will provide general approval of described services, usually including specific maximum fee amounts.
Unless a service has received general pre-approval, it will require specific pre-approval by the Audit Committee. The Committee is permitted to delegate pre-approval authority to any of its members. The Audit Committee reports on the pre-approval process to the full Board of Directors from time to time.
Fees Paid to Independent Registered Public Accounting Firm1
($ thousands)

	2025	2024
Audit Fees	$2,765	$2,714
Audit-Related Fees	137	121
Tax Fees	17	—
All Other Fees	101	52
1.    Amounts represent actual and estimated fees related to the respective fiscal years noted. Amounts are billed and paid in CAD, GBP, and EUR and have been translated to USD using the average exchange rate for the respective years noted.
Audit Fees
Audit fees relate to the integrated audit of our annual consolidated financial statements and the effectiveness of internal control over financial reporting, reviews of our interim consolidated financial statements, and statutory audits of the financial statements of our subsidiaries.
Audit-Related Fees
Audit-Related Fees include employee benefit audits.
Tax Fees
Tax fees relate to tax compliance services.
All Other Fees
All other fees relate to fees in connection with limited assurance engagements relating to climate matters and translation services.

ITEM 9 - MATERIAL CONTRACTS

On May 30, 2025, we amended and restated our credit agreement (the “Credit Agreement”) with the Toronto-Dominion Bank, as Administrative Agent, BMO Capital Markets, RBC Capital Markets and the Bank of Nova Scotia, as Co-Lead Arrangers and Documentation Agents for the Revolver Facility, TD Securities, as Lead Arranger and Sole Bookrunner for the Revolver Facility, TD Securities, as Lead Arranger and Sole Bookrunner for the Term Facility, and the syndicate of U.S., Canadian and Term Lenders named in the Credit Agreement. The Credit Agreement provided for the renewal of our $1 billion revolving credit facility (the “Revolver Facility”) and extension of the Revolver Facility's maturity from July 2028 to May 2030. Interest on our Revolver Facility is payable at floating rates based on Prime Rate Advances, US Base Rate Advances, Canadian Overnight Repo Rate Average (CORRA) Advances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option. Additionally, under the Credit Agreement, we increased and extended our $200 million non-revolving term loan maturing July 2025 to $300 million maturing May 30, 2028 (“Term Facility”). Interest on our Term Facility is payable at floating rates based on US Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.

Each of the Revolver Facility and the Term Facility are unsecured. As at December 31, 2025, we had interest rate swap contracts that had the effect of fixing the interest rate on $75 million of our Term Facility with the remaining balance of our Term Facility subject to a floating interest rate. See note 12 to our annual audited consolidated financial statements for the year ended December 31, 2025 for further details on our operating loans and long-term debt, including the interest rate swap contracts and the weighted average fixed interest rate payable. The weighted average fixed interest payable under these swap agreements is 3.27%.

ITEM 10 - ADDITIONAL INFORMATION
Management Information Circular
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, will be contained in the Management Information Circular for the annual general meeting of the Company to be held on April 22, 2026. Additional financial information is provided in our annual audited consolidated financial statements for the year ended December 31, 2025 and the 2025 MD&A.
Copies of our Annual Report, and the documents incorporated by reference herein, our annual audited consolidated financial statements (including the report of our Independent Registered Public Accounting Firm) for the year ended December 31, 2025 and our Management Information Circular may be obtained at any time upon request from us once these documents have been published, but we may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.
This AIF, our Annual Report (once published) and additional information concerning the Company may also be obtained on our website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar under the Company's profile.
Forward-looking Statements
This AIF includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, results of operations expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this AIF include references to:

Discussion	Forward-Looking Statements
General Development of Business
ability to achieve near-term greenhouse gas reductions under the SBTi validated targets that we have set; our determination to permanently close and indefinitely curtail lumber and OSB production; the availability of our Revolving Facility; the ramp-up in production, capital investment, planned mill start up, full run rate production, anticipated capacity at Henderson lumber manufacturing complex; and annual capacity at Spray Lake lumber

Corporate Strategy
our corporate strategy and objectives to generate strong financial results through the business cycle, supported by robust product and geographic diversity, to rely on our committed workforce, the quality of our assets and our well-established people and culture, to execute a balanced capital allocation strategy by maintaining a strong balance sheet and liquidity profile along with an investment-grade issuer rating, to maintain a leading cost position, to maintain financial flexibility through a strong balance sheet and to return capital to shareholders, reinvest in operations across all market cycles to enhance productivity, product mix and capacity, and pursuit of opportunistic acquisitions and larger-scale growth initiatives

Manufacturing Inputs
our ability to maintain adequate timber and fibre supply for our operations, including our expectations regarding (i) re-forestation, (ii) the impacts of mountain pine beetle, caribou recovery planning and forest fires on our timber supply and AAC, (iii) the impacts of recent amendments to British Columbia forest legislation and government policies, (iv) the impacts of the conservation agreements signed between the Governments of Canada and B.C. and the West Moberly and the Saulteau First Nations; and (v) the impacts on residual fibre supply

Seasonality and Cyclicality	our expectations regarding the seasonality and cyclicality of our business.
Indigenous Relations	the potential impact to our operations and timber supply of Aboriginal title or rights and the actions of Canadian governments in relation to their relationships with Indigenous groups and "old growth" forest logging deferrals; our ability to develop and maintain positive resilient relationships with Indigenous Nations
Environmental Performance
our ability to align our operations to ISSB, CSRD, EUDR and TNFD standards and regulations; the results of our biogenic carbon inventory estimates and the assumptions and methodologies on which they rely, including whether harvesting wood through manufacturing and product use—the carbon stored and emissions avoided will be able to exceed the emissions generated by our operations

Responsible Resource Efficiency
our goals to have a sustainable and resilient business, to manage our air emissions and water resources and develop sustainable energy solutions; our continued participation in energy efficiency programs and our ability to achieve our energy efficiency targets

SBTi	our ability to achieve science based targets to achieve near-term greenhouse gas reductions across all our operations and to meet our 2030 SBTi goals
Capital Expenditures and Acquisitions	our plans relating to capital expenditures and acquisitions and our continued upgrading and expansion of our facilities and operations
Our Products	the capacities of our lumber, North American engineered wood products, pulp and paper operations, and Europe engineered wood products, and the seasonality of these operations
Capital Structure - Cash dividends	future declarations and payment of dividends
Trade Restrictions
our continued access to the export markets; the impact to our exports due to the imposition of trade sanctions by the U.S.; impact of tariff actions and possible further actions from the Section 232 investigation, including the finalization of effective tariff rates, the duration of tariffs imposed and the scope and nature of tariffs imposed; the review of the legality of the IEEPA by the Supreme Court of the United States; the possibility of a trade agreement between the U.S. and Canada.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-

looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East or elsewhere;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•near and long-term impacts and uncertainties of U.S. administration tariffs and other government policies on the demand and prices of our wood products in the U.S. and the consequential impact on the profitability of our Canadian business, financial condition, results of operations and cash flow and ability to meet our shipment guidance;
•risks associated with international trade and trade restrictions, including impact of tariff actions and possible further actions from the Section 232 investigation such as potential tariffs, export controls, including quotas, or incentives to increase domestic production, future cross border trade rulings, agreements and duty rates, including the renegotiation of CUSMA and/or the failure to renew or replace CUSMA as well as the impact of other government policies;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken and legislation adopted by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations, and evolving jurisprudence in Canada on aboriginal rights and title;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•the recoverability of property, plant and equipment ($3,593 million), goodwill and intangibles ($1,726 million), both as at December 31, 2025, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;
•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, fires, explosions, mechanical failures, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;

•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures or cyber-security breaches or attacks;
•impact of any product, property or general liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to and/or reputational issues for the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in this document; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2025 MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.

ITEM 11 - GLOSSARY

2023 NCIB
Normal course issuer bid - February 27, 2023 to February 26, 2024

2024 NCIB
Normal course issuer bid - March 1, 2024 to February 28, 2025

2025 MD&A
Our Management Discussion and Analysis for the year ended December 31, 2025

2025 NCIB
Normal course issuer bid - March 3, 2025 to March 2, 2026

AAC
Annual allowable cut. The volume of timber that may be harvested annually from a specific timber tenure

ADD
Antidumping duty

AIF
Annual Information Form

AR
Administrative Review by the USDOC

B.C.
British Columbia

BCTMP
Bleached chemithermomechanical pulp

BCTS
B.C. Timber Sales

Benelux
The Benelux Union of Belgium, the Netherlands, and Luxembourg

CAD or CAD$
Canadian Dollars

CEO
Chief Executive Officer

CFO
Chief Financial Officer

CPL
Cariboo Pulp mill, now operated by Cariboo Pulp Ltd.

Credit Agreement
Our amended and restated credit agreement dated for reference May 30, 2025, as described above under Item 9 - "Material Contracts" originally entered into in 2021, and previously amended and restated in 2023

Crown timber
Timber harvested from lands owned by a provincial government

CSRD
Corporate Sustainability Reporting Directive

CUSMA
Canada-United States-Mexico Agreement

CVD
Countervailing duty

EDGAR
Electronic Data Gathering, Analysis and Retrieval System

EPD
environmental product declarations

ESG
Environmental, Social, and Governance

EU
Europe

EU EWP
Europe Engineered wood products

EUDR
European Union Deforestation Regulation

EUR
Euro

EWP
Engineered wood products

forward-looking statements
Collectively, statements and information that constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of United States securities laws

GBP
British pound sterling

GHG
Greenhouse gas

ha
hectare

IEEPA
International Emergency Economic Powers Act

IFRS
International Financial Reporting Standards as issued by the International Accounting Standards Board

ISO
International Organization for Standardization

ISSB
International Sustainability Standards Board

LLC
Limited liability company

LVL
Laminated Veneer Lumber. Large sheets of veneer bonded together with resin then cut to lumber equivalent sizes

m3
A solid cubic metre. A unit of measure for timber, equal to approximately 35 cubic feet

MAL
Masonite (Africa) Limited, a subsidiary of Masonite

Masonite
Masonite International Corporation

Mcf
One thousand cubic feet. A unit of measure for laminated veneer lumber

MDF
Medium Density Fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure

Mfbm
One thousand board feet (equivalent to one thousand square feet of lumber, one inch thick)

MMfbm
One million board feet (equivalent to one million square feet of lumber, one inch thick)

MMsf
One million square feet

Mondi
A subsidiary of Mondi Group plc

Msf
One thousand square feet. A unit of measure for Panel products (such as OSB, MDF and plywood) equal to one thousand square feet on a 3/4 inch basis for MDF, on a 3/8 inch basis for plywood and on either a 3/8-inch or 7/16-inch thick basis for OSB

Mtonne
One thousand tonnes

NA
North America

NA EWP
North America Engineered Wood Products

NBSK
Northern Bleached Softwood Kraft Pulp

NCIB
Normal course issuer bid

NI 52-109
National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings

Norbord
Norbord Inc.

NYSE
New York Stock Exchange

OSB
Oriented Strand Board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure

Panelboard
Oriented strand board, particleboard, medium density fibreboard and plywood

Particleboard
A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure

Plywood
A panelboard produced by chemically bonding thin layers of solid wood veneers

PSU
Performance share unit issued under the Company's Phantom Unit Plan

PwC
PricewaterhouseCoopers LLP

Revolver Facility
Our $1 billion revolving credit facility under the Credit Agreement

RSU
Restricted share unit issued under the Company's Phantom Unit Plan

S&P
Standard & Poor's

SBTi
Science Based Targets Initiative

Section 232
Section 232 of the Trade Expansion Act of 1962

SEDAR+
System for Electronic Document Analysis and Retrieval +

SLB
Softwood Lumber Board

SOFR
Secured Overnight Financing Rate

SPF
Spruce/pine/balsam fir lumber

SYP
Southern yellow pine lumber

Term Facility
Our $300 million non-revolving term loan maturing May 30, 2028 under the Credit Agreement

TNFD
Taskforce on Nature-related Financial Disclosures

Ton
A unit of weight equal to 2,000 pounds, generally known as a U.S. ton

Tonne
A unit of weight in the metric system equal to one thousand kilograms or approximately 2,204 pounds

TSX
Toronto Stock Exchange

U.K.
United Kingdom

UKP
Unbleached kraft pulp

U.S.
United States

USD or $ or US$
United States Dollars or $

USDOC
United States Department of Commerce

USITC
United States International Trade Commission

SCHEDULE 1 – AUDIT COMMITTEE CHARTER
The Audit Committee Charter, which is set out below, was approved by the Board on September 10, 2025.
General Mandate
The Audit Committee (the “Committee”) will assist the Board in fulfilling its responsibility to oversee the Company’s financial reporting and audit processes, its system of internal controls and its process for monitoring compliance with applicable financial reporting and disclosure laws, and its own policies.
The Committee will have oversight responsibility over:
•the integrity of the Company’s financial statements;
•the Company’s compliance with legal and regulatory requirements;
•the external auditors’ appointment, qualifications, independence and performance; and
•the performance of the Company’s internal audit function (“Internal Audit”).
The Committee’s role is one of oversight. The Company’s management is responsible for preparing the Company’s financial statements and providing all required certifications relating to those financial statements, and the external auditor is responsible for auditing those financial statements. In carrying out its oversight role, the Committee will be entitled to rely on information provided by management of the Company (“Management”) and the external auditor. The Committee is not responsible for providing any expert or special assurance or any guarantee as to the accuracy or completeness of the Company’s financial statements or its public disclosure.
The Committee will also be responsible for those other matters as set out in this Charter and/or as may be delegated to it by the Board from time to time.
Responsibilities
The Committee will carry out the following responsibilities:
Financial Statements
•Review with Management and the external auditors the significant accounting and financial reporting matters relating to the Company’s financial statements, including:
(i)significant matters regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”);
(ii)critical accounting policies and practices to be used by the Company in preparing its financial statements;
(iii)significant judgments and critical accounting estimates made in connection with the preparation of the financial statements, including (i) any analysis prepared by Management and/or the external auditors in support of significant financial reporting issues and judgments, and (ii) any analysis of the effects of alternative accounting principles in accordance with IFRS;
(iv)complex or unusual transactions, including any off-balance sheet transactions and any contingencies, and their impact on the Company’s financial statements;

(v)all material alternative treatments of financial information in accordance with IFRS that have been discussed between the external auditor and Management, ramifications of the use of these alternative treatments, and the treatment recommended or preferred by the external auditors where either (i) the external auditor does not agree with the treatment proposed by Management, or (ii) the external auditor recommends an alternate treatment to that proposed by Management;
(vi)the effect of significant regulatory and accounting initiatives and pronouncements on the financial statements of the Company; and
(vii)any material issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies.
•Meet and review with Management and the external auditors prior to public disclosure:
(i)the annual and interim financial statements of the Company;
(ii)the related annual or interim management’s discussion and analysis of financial condition and results of operations (“MD&A”); and
(iii)each related news release.
In completing its review, the Committee will:
(i)consider whether the financial statements, MD&A and news release are complete, are consistent with information known to Committee members, and reflect appropriate accounting principles;
(ii)obtain reasonable assurance that (i) the financial statements are presented fairly in accordance with IFRS, and (ii) the MD&A is in compliance with appropriate regulatory requirements; and
(iii)provide a recommendation to the Board with respect to the approval of, or, if authority has been delegated by the Board, approve the financial statements, MD&A and news release and their filing with securities regulators in accordance with applicable securities laws.
In meeting, the Committee may meet in person, via telephone, via video-conference or by the use of any other equivalent communications platform that enables each participant to communicate with each other participant.
•Review and discuss with Management and the external auditors prior to public disclosure all earnings news releases and other press releases that contain “first-time disclosure” of significant financial information respecting the Company or contains estimates or information regarding the Company’s future financial performance or prospect, which will include review and discussions as to:
(i)“first-time disclosure” financial information and earnings guidance provided to analysts and, if applicable, ratings agencies; and
(ii)the type and presentation of information to be included in such press releases (in particular the use of “pro forma” or “adjusted” information that is not in accordance with IFRS).
•Review and discuss with Management and the external auditors, and recommend to the Board for approval prior to public disclosure:
(i)the portions of the Annual Information Form containing significant financial information derived from the Company’s financial statements and within the Committee's mandate;

(ii)the portions of any Company’s annual or special management proxy circular that (i) contain significant financial information derived from the Company’s financial statements and within the Committee's mandate, or (ii) relate to the Committee’s composition and responsibilities;
(iii)all prospectuses, registration statements and other offering or tender documents, including any prospectus supplement filed pursuant to a base shelf prospectus to the extent that any of these documents include significant financial information derived from the Company’s financial statements and within the Committee's mandate that has not previously been reviewed and approved by the Committee or the Board; and
(iv)significant financial information, including “pro forma” or “adjusted” non-IFRS information, respecting the Company contained in a publicly disclosed document (other than routine investor relations or similar materials or communications that contain extracts of previously disclosed financial information) that has not previously been reviewed and approved by the Committee or the Board.
•Review with Management and the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, or material reports or inquiries from regulators or governmental agencies, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements.
Internal Control
•Oversee Management’s design and assessment of internal control procedures over financial reporting.
•Review and discuss Management’s assessment of the effectiveness of the Company’s internal controls over financial reporting on an annual basis or as more frequently required to ensure effectiveness of these internal control systems, including any identified significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves Management or other employees who have a significant role in the Company’s internal controls.
•Review reports received from Management and/or the external auditors that include recommendations for improvement of such internal controls and processes and remediation of any identified significant deficiencies or material weaknesses on an annual basis or as more frequently required to ensure effectiveness of these internal controls.
•In connection with the Board’s overall enterprise risk management responsibility, assist the Board with its responsibility to, with the advice of Management, identify the principal financial and audit risks of the Company and establish systems and procedures to ensure these principal financial and audit risks are monitored, and to make recommendations to the Board, which will include discussions with Management relating to:
(i)Identification of key risks, including, without limitation:
a.significant financial risk exposures;
b.significant audit risks; and
c.the principal information technology risks, including those related to cyber security, artificial intelligence and other new or emerging technologies, data protection, information security and information systems risks;
(ii)the establishment of systems and procedures to ensure these risks are monitored;
(iii)the steps Management has taken to assess, monitor and control, manage or mitigate the Company’s exposures to these risks;

(iv)the adoption of controls to prevent and detect fraud or improper or illegal transactions or payments and to ensure compliance with anti-fraud and anti-bribery laws;
(v)implementing guidelines and policies to govern the process by which risk assessment and management is undertaken; and
(vi)monitoring and reviewing, at least annually and more frequently as may be required, the processes and controls designed to identify, assess, monitor and manage the risks referred to above.
•Annually review the Company’s disclosure controls and procedures, including any significant deficiencies in or material non-compliance with such controls and procedures.
•Commencing with the audit of the Company’s financial statements for the year ended December 31, 2022, review the scope of the external auditors’ assessment of internal control over financial reporting, and obtain and review reports on significant findings and recommendations, including those in respect of the Company’s accounting principles or changes to such principles or their application and the treatment of financial information discussed with Management, together with Management’s responses.
External Audit
•Recommend to the Board the appointment or removal of the external auditor to be appointed for the purpose of preparing or issuing any audit report or performing any other audit, review or attestation services for the Company, with any such appointment or removal to be confirmed by the shareholders of the Company at each annual general meeting in accordance with the requirements of the British Columbia Business Corporations Act.
•Be directly responsible for the compensation of the external auditors to be paid by the Company in connection with (i) preparing and issuing the audit report on the Company’s financial statements, and (ii) performing other audit, review or attestation services.
•Be directly responsible for the oversight of the services of the external auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company (with the external auditors reporting directly to, and being accountable to, the Committee).
•Exercise sole authority to pre-approve all audit services and all permitted non-audit services to the Company, provided that the Committee need not approve in advance non-audit services where:
(i)the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of fees paid by the Company to the external auditors during the fiscal year in which the non-audit services are provided; and
(ii)such services were not recognized by the Company at the time of the engagement to be non-audit services; and
(iii)such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee.
The Committee shall have the sole authority to delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting. If the Committee approves an audit service within the scope of the engagement of the external auditors, such audit service shall be deemed to have been pre-approved for purposes of this section.
•Meet with the external auditors prior to the annual audit to review and approve the external auditors’ proposed annual audit plan, scope, approach, staffing and fee schedule.

•Annually receive from the external auditors, and review, a report on items required to be communicated to the Committee by applicable rules and regulations.
•Review the external auditors’ report to the shareholders on the Company’s annual financial statements.
•Review with Management and the external auditors all matters required to be communicated to the Committee under generally accepted auditing standards and other applicable regulatory requirements arising from the annual audit and quarterly review engagements.
•Review with the external auditors any audit problems or difficulties encountered in the course of the audit of the Company’s financial statements, including any restrictions on the scope of the external auditors’ activities or on access to any requested information, and any significant disagreements with Management, Management’s response to such disagreements and the resolution of such disagreements.
•Annually review the independence of the external auditors, including their formal written statement of independence delineating all relationships between the external auditors and the Company, review all such relationships, and consider applicable auditor independence standards and take any decisions and actions that are necessary and appropriate where the Committee becomes aware of the potential for a conflict (or the reasonable perception of a conflict) between the interests of the external auditors and the interests of the Company.
•Ensure that the external auditors are in good standing with the Canadian Public Accountability Board and, if applicable, the United States Public Company Accounting Oversight Board by receiving, at least annually, a report by the external auditors on their internal quality control processes and procedures, such report to include any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or any governmental or professional authorities of the external auditors within the preceding five years, and any steps taken to deal with such issues.
•Ensure that the external auditors meet the rotation requirements for lead audit partner assigned to the Company’s annual audit by receiving a report annually from the external auditors setting out the status of the lead audit partner with respect to the appropriate regulatory rotation requirements and plans to transition a new lead audit partner onto the audit engagement.
•Annually evaluate, taking into account the opinions of Management and the head of Internal Audit, the performance of the external auditors, including the lead audit partner, and report to the Board on its conclusions regarding the external auditors and recommendation to shareholders for appointment of the external auditors.
•Periodically review and approve the Company’s hiring policies with respect to partners or employees (or former partners or employees) of either former or present external auditors of the Company.
Internal Audit
•The Committee will be responsible for reviewing and overseeing:
(i)the activities, organization structure and qualifications of the Internal Audit function;
(ii)the adoption of a charter for the Internal Audit function (the “Internal Audit Charter”), and the approval of any amendments to the Internal Audit Charter from time-to-time to ensure the proper functioning of the Internal Audit function;
(iii)during any period of transitional relief provided to the Company in implementing the Internal Audit function, the Committee will oversee Management’s plans for implementation of the Internal Audit function and meet periodically with the Company personnel primarily responsible for the design and implementation of the Internal Audit function;
(iv)the planned activities of the Internal Audit function;
(v)the Internal Audit findings and the implementation of any accepted recommendations and Management’s response thereto;
(vi)ensure that appropriate steps have been taken to ensure that there are no unjustified or inappropriate restrictions or limitations on the functioning of the Internal Audit function or on access to requested information;
(vii)the budget, staffing and resources allocated to the Internal Audit function in order to ensure the effectiveness, objectivity and independence of the Internal Audit function; and
(viii)the adequacy of the line of communication between Internal Audit and the Committee, ensuring that is maintained.
Compliance
•Establish procedures for: (a) the receipt, retention and treatment of complaints received regarding non-compliance with the Company’s Code of Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by officers or employees of the Company or by other persons of concerns regarding questionable accounting, auditing or financial reporting and disclosure matters or non-compliance with the Company’s Code of Conduct or other matters that are of a sensitive or “whistleblower” nature.
•Obtain and review regular reports from Management and others (including, without limitation, the external auditors and legal counsel) with respect to the Company’s compliance with laws and regulations having a material impact on the financial statements including: (i) tax and financial reporting laws and regulations; (ii) legal withholding requirements; (iii) environmental protection laws and regulations; and (iv) other laws and regulations which expose directors to liability.
•Review and discuss with Management and with the Company’s legal counsel, if necessary, any legal matters or reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Company and that are not subject to the oversight of another committee of the Board.
Reporting Requirements
•Regularly report, at least quarterly, to the Board about Committee activities, issues and related recommendations.
•Review any reports the Company issues that relate to Committee responsibilities.
Other Responsibilities
•Meet separately with Management of the Company, the head of Internal Audit and the external auditors of the Company as frequently as the Committee determines to be necessary and appropriate for the Committee to discharge its oversight duties.
•Annually review and, if requested by the Human Resources & Compensation Committee, approve the calculation provided by Management to the Human Resources & Compensation Committee of any performance metrics that may be required to be calculated under any executive incentive plans or equity based compensation plans used to determine executive bonuses or cash award payouts.
•Perform other activities related to this Charter as requested by the Board.
•Confirm annually to the Board that all responsibilities outlined in this Charter have been carried out, with the annual confirmation to follow the completion of the audit of the Company’s financial statements for each year and to be targeted for to the Board by no later than the meeting of the Board to follow each annual meeting of the shareholders of the Company.
•Consider and, if deemed appropriate, approve in advance any “related party transactions” to which the Company may propose to become a party to.
Qualifications and Procedures
•The Committee will be comprised of at least three directors, each of whom will be “independent” as determined in accordance with the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities (collectively, “Securities Laws”), including without limitation the securities commissions in each of the provinces and territories of Canada and the United States Securities and Exchange Commission, and the stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (“NYSE”).
•In addition to the foregoing requirements, the composition of the Committee will comply with all Securities Laws to which the Company is subject, including requirements for independence, financial literacy, audit committee financial experts and audit experience.
•The Chair of the Committee will be designated by the Board.
•The Committee will meet at least four times annually, and more frequently as circumstances dictate, and the Chief Financial Officer and the head of Internal Audit and the external auditors, as required by the Committee, should be available on request to attend all meetings.
•A quorum at meetings of the Committee shall be a majority of members present in person or by telephone, video communication or other telecommunication device that permits all persons participating in the meeting to speak and hear one another.
•The Committee should meet privately and separately in in camera sessions with representatives of each of Management, the head of Internal Audit and of the external auditors to discuss any matters of concern to the Committee or such members, including any post-audit management letter. In addition, the Committee will meet with the external auditors, upon the receipt of a request from the external auditors, to discuss any matter that the external auditors believe should be brought to the attention of the directors or the shareholders of the Company.
•The Committee will have the authority to engage and retain independent legal counsel and any outside professional advisor that it determines necessary to carry out its duties, at the expense of the Company, without the Board’s approval, at any time and has the authority to determine any such advisor’s fees and other retention terms.
•The Company will provide appropriate funding, as determined by the Committee, for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties, including compensation paid to the Company’s external auditor and to legal and other professional advisers retained by the Committee.

•The Committee shall fix its own procedures for meeting and keep records of its proceedings. Minutes of each meeting should be prepared, approved by the Committee and circulated to the full Board. Copies of meeting records will be made available to the external auditors as requested.
Annual Performance Evaluation and Charter Assessment
•On an annual basis, the Committee will conduct an annual performance evaluation of the Committee, taking into account this Charter, to determine the effectiveness of the Committee.
•The Committee will annually review and assess the adequacy of this Charter and will as required request Board approval for proposed changes, taking into account all applicable legislative and regulatory requirements as well as consideration of any best practice guidelines recommended by regulators or stock exchanges with whom the Company has a reporting relationship.